Exhibit 12.1
GENERAL CABLE CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Nine months ended September 26,	Year ended December 31,
	2014	2013	2012	2011	2010	2009
EARNINGS AS DEFINED
Earnings (loss) from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$(495.6)	$27.0	$86.9	$91.4	$108.1	$79.9
Preferred stock dividend (pre-tax equivalent)	—	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)
Fixed charges	94.3	137.0	114.6	104.7	82.1	92.7
TOTAL EARNINGS, AS DEFINED	$(401.3)	$163.7	$201.2	$195.8	$189.9	$172.3
FIXED CHARGES, AS DEFINED
Interest expense	$82.9	$121.0	$103.5	$94.8	$73.7	$82.1
Amortization of capitalized expenses related to debt	2.7	3.9	3.3	4.4	3.3	4.5
Preferred stock dividend (pre-tax equivalent)	—	0.3	0.3	0.3	0.3	0.3
Interest component of rent expense	8.7	11.8	7.5	5.2	4.8	5.8
TOTAL FIXED CHARGES, AS DEFINED	$94.3	$137.0	$114.6	$104.7	$82.1	$92.7
RATIO OF EARNINGS TO FIXED CHARGES	(4.3)	1.2	1.8	1.9	2.3	1.9